April 1, 2013

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	David L. Orlic – Special Counsel,
Office of Mergers and Acquisitions

Re:	Ferro Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 22, 2013
File No. 001-00584

Dear Mr. Orlic:

Ferro Corporation, an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 28, 2013 (the “Comment Letter”), with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed on March 22, 2013.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. This letter is being filed in connection with the Company’s amended Preliminary Proxy Statement (the “Amended Preliminary Proxy”). All page number references herein are to page numbers in the Amended Preliminary Proxy.

General

1.	Please mark your proxy statement “Preliminary Copy.” See Rule 14a-6(e)(1).

Response:

Pursuant to Rule 14a-6(e)(1) of the Exchange Act, the Amended Preliminary Proxy includes the language “Preliminary Copy” on both the letter to shareholders and the first page of the proxy statement.

United States Securities and Exchange Commission

Division of Corporation Finance

April 1, 2013

Background of Solicitation, page 16

2.	Please disclose how and why the company determined that Mr. Quinn was no longer a candidate for the chief executive officer position.

Response:

The Company has revised the language contained on page [ ] of the Amended Preliminary Proxy to disclose how and why the Company determined that Mr. Quinn was no longer a candidate for the chief executive officer position.

3.	We note your description of the telephone conversation on February 12, 2013. Please provide any necessary context for the statement being attributed to Mr. Lorber that “the Activist Committee does not have an issue with current Company management and that current Company management is doing the right things.” For instance, if the comment was made solely with reference to the sale of the solar paste assets, please disclose that. Furthermore, if the comment was made by Mr. Lorber in conjunction with a more general statement expressing skepticism about management’s ability to maximize shareholder value, please note that as well.

Response:

The Company has revised the language contained on page [ ] of the Amended Preliminary Proxy to provide more context for the statement attributed to Mr. Lorber.

Proposal 4, page 56

4.	Please disclose that you are providing this vote as required pursuant to Section 14A of the Exchange Act and disclose the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

Response:

The Company has revised the language contained on page [ ] of the Amended Preliminary Proxy to disclose that it is providing the vote on executive compensation pursuant to Section 14A of the Exchange Act and the current frequency of shareholder advisory votes on executive compensation and when the next such shareholder advisory vote will occur.

United States Securities and Exchange Commission

Division of Corporation Finance

April 1, 2013

Proposal 5, page 57

5.	Please disclose the treatment and effect of abstentions and broker non-votes with respect to this proposal. See Item 21(b) of Schedule 14A.

Response:

The Company has revised the language contained on page [ ] of the Amended Preliminary Proxy to disclose the treatment and effect of abstentions and broker non-votes with respect to the proposal.

Shareholder Voting, page 60

6.	Please disclose whether you intend to announce, by press release or otherwise, that you have received a notice of a security holder’s desire to cumulate votes if received prior to the annual meeting.

Response:

Given the disclosure in the original preliminary proxy statement and in the Amended Preliminary Proxy on page [        ] that the Company has received notice of a shareholder’s desire to exercise cumulative voting, the Company does not intend to announce by press release or otherwise its receipt of such notice, as shareholders should already be aware of such fact. Cumulative voting will be in effect at the Company’s annual meeting once it is announced at the meeting that cumulative voting is in effect.

Miscellaneous, page 60

7.	Please state the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. See Item 4(b)(4) of Schedule 14A.

Response:

The Company has revised the language contained on page [ ] of the Amended Preliminary Proxy to disclose the total amount estimated to be spent and the total expenditures to date for, in furtherance of, or in connection with the solicitation of shareholders.

Form of Proxy

8.	Please make the statement required by Rule 14a-4(e).

United States Securities and Exchange Commission

Division of Corporation Finance

April 1, 2013

Response:

The Company has revised the form of the proxy card to make the statement required by Rule 14a-4(e) under the Exchange Act.

9.	Please state the order of priority of nominees to which you will allocate votes if cumulative voting is in effect, if known. If not known at this time, describe how this determination will be made. Please also provide a means for security holders to specify how they would like their votes cumulated, if cumulative voting is in effect, and a means to withhold authority to cumulate votes with respect to one or more nominees.

Response:

The Company has revised the form of the proxy card to describe the determination of how the votes will be allocated if cumulative voting is in effect. The Company also has revised the form of the proxy card to provide a means for shareholders to specify how they would like their votes cumulated, if cumulative voting is in effect, including a means to withhold authority to cumulate votes with respect to one or more nominees.

*        *        *

In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

Division of Corporation Finance

April 1, 2013

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-875-5440.

Very truly yours,

Mark H. Duesenberg

Vice President, General Counsel and Secretary